Exhibit 99.2

Oasmia Pharmaceutical AB (publ)

Interim report for the period May 2015 - January 2016

First Sales Revenue from Russia

THIRD QUARTER November 1, 2015 – January 31, 2016

•	Consolidated net sales amounted to TSEK 6,043 compared to TSEK 482 in the third quarter previous year

•	Operating loss was TSEK 23,245 compared to a loss of TSEK 25,479 in the third quarter previous year

•	Net loss after tax amounted to TSEK 25,342 compared to a loss of TSEK 27,713 in the third quarter previous year

•	Loss per share was SEK 0.24 compared to a loss of SEK 0.30 in the third quarter previous year

•	Comprehensive loss was TSEK 25,340 compared to a loss of TSEK 27,713 in the third quarter previous year

THE PERIOD May 1, 2015 – January 31, 2016

•	Consolidated net sales amounted to TSEK 6,315 compared to TSEK 2,034 in the same period in previous year

•	Operating loss was TSEK 102,072 compared to a loss of TSEK 79,975 in the same period in previous year

•	Net loss after tax amounted to TSEK 108,556 compared to a loss of TSEK 87,416 in the same period in previous year

•	Loss per share was SEK 1.08 compared to a loss of SEK 0.98 in the same period in previous year

•	Comprehensive loss was TSEK 108,562 compared to a loss of TSEK 87,416 in the same period in previous year

•	Confirmed positive results for Paclical from a head-to-head study with Abraxane

•	Docecal was approved for clinical trial in humans

•	Oasmia applied for market authorization in Russia for Doxophos

•	Oasmia rang the opening bell at Nasdaq Capital Markets in New York events after THE closing day

•	Oasmia has applied for marketing authorization at the European Medicines Agency for the cancer drug Apealea® (Paclical)

•	Additional medical expertise strengthens Oasmia for the commercial phase

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

2 (18)

CEO COMMENTS:

Dear Shareholders,

The third fiscal quarter, November 1, 2015 – January 31, 2016, was eventful for Oasmia. We published the results of a head-to-head comparison study of our lead human cancer product Paclical and Celgene’s Abraxane. The study demonstrated that Paclical is equivalent to Abraxane concerning drug concentrations in blood plasma. This information marked a very important milestone in the continued development of Paclical, one we believe positions Paclical to gain market share as we establish commercialization.

In the third fiscal quarter, Oasmia has invoiced our distribution partner Pharmasyntez, both for sales of goods and a royalty for products sold on the Russian market. This is very important for our growth, as it now means that the first patients have been treated with Paclical, a product that can be given in higher doses, requires no pre-treatments and has significantly better patient convenience than existing options on the Russian market. We believe that the patients’ and the physicians’ experience with the drug will result in positive feedback, and lead to further demand.

Further establishing our product, we participated and received overwhelmingly positive feedback at the 19th Annual Russian Cancer Congress in Moscow, where all top oncologists from Russia and CIS participated. We have submitted an application for marketing approval of Doxophos in the Russian Federation, demonstrating that XR17 can be used with more active substances than only paclitaxel.

Oasmia has continued to focus on the research and development of Docecal, a combination of docetaxel and XR17, i.e a re-formulation of the previous blockbuster drug Taxotere. Docecal is solvent free, a significant upgrade over products like Taxotere that have been already established within the oncology market. In December, we announced that the product has been approved for clinical trials. As docetaxel is one of the most commonly used cytostatic drugs today, we believe that our product has vast market potential.

After the third quarter close, Oasmia submitted an application for marketing approval of Apealea to the European authorities. The application will be processed via a central procedure, which means that an approval will be valid in all member EU-states and in Norway and Switzerland. Apealea is the same product as Paclical, but we will brand the product differently in Europe, while it will retain its original name of Paclical in Russia.

Finally, on January 11, 2016 the Oasmia team rang the Nasdaq Capital Markets Opening Bell in New York, which was broadcasted live on many major financial media channels throughout the United States (US). We also conducted interviews with media outlets spanning CNN, Bloomberg Radio, CBS Moneywatch, and many industry trade publications. This increased exposure to the US financial markets will be instrumental as we continue our transition to become a pharmaceutical company that develops, manufactures and executes sales of its products.

As always, I want to thank you for your continued interest and support of Oasmia. We look forward to the future together.

Mikael Asp, CEO

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

3 (18)

Oasmia Pharmaceutical AB develops, manufactures, markets and sells a new generation of drugs within human and veterinary oncology. The product development aims to manufacture novel formulations based on well-established cytostatic which, in comparison with current alternatives, show improved properties, a reduced side-effect profile and an expanded therapeutic area. The product development is based on in-house research within nanotechnology and company patents. The company share is listed at NASDAQ Stockholm, NASDAQ Capital Markets and the Frankfurt Stock Exchange.

BUSINESS ACTIVITIES

Since the market authorization of Paclical by the Russian Ministry of Health in April 2015, Paclical has been launched in Russia. It is marketed by Oasmia’s Russian distributor, Pharmasyntez, both in Russia and the Commonwealth of Independent States (CIS) countries. The first shipment for commercial sales was made in December 2015. In the third quarter, the Company reports revenues from both sales of goods and a royalty based on sales from Pharmasyntez to Russian customers.

In July 2014, Paccal Vet-CA1 was launched on the US market by Abbott Animal Health. In February 2015, Zoetis announced that they had completed the acquisition of Abbott Animal Health. After discussions with Zoetis, the collaboration agreement between the companies was terminated and Oasmia regained the exclusive global rights to Paccal Vet and Doxophos Vet, without any compensation received or paid. Oasmia took responsibility for marketing and sales of Paccal Vet-CA1 and established its own sales company in the US, Oasmia Pharmaceutical, Inc.

PRODUCT DEVELOPMENT

HUMAN HEALTH

Paclical / Apealea

In April 2015, Oasmia´s cancer product Paclical received marketing authorization in Russia by the Russian Ministry of Health. Paclical is the first completely water soluble cancer drug containing paclitaxel approved for sale. Paclical was launched on the Russian market in the end of 2015, when the first shipment for commercial sales was made.

Paclical is a patented formulation of paclitaxel in combination with Oasmia’s patented technology XR17. Paclical has received orphan drug designation (see below) in the EU and the US for the indication ovarian cancer.

Oasmia has performed a Phase III study with Paclical for treatment of ovarian cancer, an indication with just under 250,000 new annual cases globally, which makes it the seventh largest indication for women, with regard to the number of cases. The total number of patients in the study was 789, and all patients have been followed up regarding progression free survival (PFS). In June 2014, Oasmia announced that the primary endpoint for the study had been met. The endpoint was to demonstrate that Paclical and Taxol, both in combinations with carboplatin, have similar progression free survival. In October 2014, the Company announced the results from the study that shows that Paclical has a positive risk/benefit profile compared to standard treatment.

The final study report, which was completed during the third quarter, was included in the submission of a Marketing Authorization Application at the EMA (European Medicines Agency) after the quarterly closing in February 2016. Work is still being done to follow-up overall survival data (OS data) and results are expected in the second half of 2016. This information is required for an application of market authorization in the US.

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

4 (18)

Doxophos

Doxophos is a patented formulation of the cytostatic doxorubicin in combination with XR17. Doxorubicin is one of the most efficient and used substances for treatment of cancer. Oasmia has planned a clinical Phase I study on the indication metastatic breast cancer, but has decided to await safety data from the ongoing study with Doxophos Vet. The Company has in the third quarter submitted an application for market authorization of Doxophos in Russia.

Docecal

Docecal is a patented formulation of the cytostatic docetaxel in combination with XR17 for treatment of metastatic breast cancer. Docecal is now entering the clinical phase and the Company is planning for a clinical phase I study and a safety and tolerance study.

The planned clinical Phase I study with Docecal will start recruiting patients shortly and the first patient is planned for the second calendar quarter of 2016. The investigator meeting for the safety and tolerance study was carried out in December 2015 as planned. Investigators and research nurses were given a presentation of the study and its methods and procedures. Treatment of the first patient will begin in the upcoming month.

OAS-19

OAS-19 is the first cancer product to apply a dual cytostatic agent in one infusion. It is the unique properties in XR17 that make this combination possible. This concept provides Oasmia with another dimension for pharmaceutical development of multiple active substances in one micelle, where substances with different water solubility can also be combined. Pre-clinical studies performed in 2013 with OAS-19 have shown promising results.

Orphan drug designation is granted for minor indications and entails market exclusivity for seven (EU) and ten (USA) years on the indication, when the drug is approved for market.

ANIMAL HEALTH

Paccal Vet

Paccal Vet is a patented formulation of paclitaxel in combination with XR17 and intended for use in dogs. Oasmia has been granted MUMS designation (see below) by the American Food and Drug Administration (FDA) for Paccal Vet in treatment of mast cell tumors, mammary carcinoma and squamous cell carcinoma.

In February 2014, Oasmia was granted conditional approval in the US of Paccal Vet-CA1 for treatment of mammary carcinoma and squamous cell carcinoma in dogs. Since Oasmia regained the global distribution rights from Zoetis, the Company has revised the treatment strategy for Paccal Vet from a specialized product for a small group of veterinary oncologists to a product which can be used at a large number of veterinary clinics. One part of this is to introduce a lower dose with less severe side-effects which would appeal to a broader market.

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

5 (18)

Oasmia is conducting a comparative study on Paccal Vet for the treatment of mast cell tumors. The purpose of the study is to measure time to progression for dogs that have been treated four times with three-week intervals. All 50 dogs included in the study have been treated. The results from the study are currently being analyzed and the Company will, depending on the results, decide on a revised treatment strategy with a lower dose. If the result is in line with the expectations, the Company will submit an application for market approval to the European pharmaceutical authority EMA. Oasmia will also consider submitting an application of market approval to the FDA.

Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for treatment of lymphoma, which is one of the most common cancers in dogs. Doxophos Vet has been granted MUMS designation (see below) in the US for the indication lymphoma.

In February 2015, a Phase II study was initiated whose primary goal is to assess response rate in the treated dogs. The study will continue throughout 2016. The Phase II study will form the basis for a conditional approval application in the US for the treatment of lymphoma in dogs. In a follow-up study, the dogs will be followed to progression. The majority of the 17 dogs in the study have been treated with at least one dose.

MUMS designation (minor use/minor species) is granted by the FDA either for a small area of use within a common species such as dogs, or for treatment of a less common species. The most interesting aspect of MUMS is the eligibility to apply for conditional market approval with seven years market exclusivity. Conditional market approval enables the manufacturer to make the product available before all necessary efficacy data have been obtained. However, safety data must prove that the product is safe.

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

6 (18)

THE COMPANY

Oasmia confirmed positive results for Paclical from a head-to-head study with Abraxane

The final analysis of the pharmacokinetic study showed that the water soluble and solvent free cancer drug Paclical and the US-approved drug Abraxane, marketed by Celgene, showed nearly identical concentration curves, which indicates that the efficacy is equal for both drugs. Oasmia thus confirmed the previously published results from the head-to-head study. The results showed that both drugs have a similar pharmacokinetic profile. The study was performed on women with metastatic breast cancer.

Strong interest for Oasmia’s cancer drug Paclical at the 19th Annual Russian Cancer congress

Oasmia presented clinical data at the well-attended 19th Annual Russian Cancer Congress which showed benefits and efficacy for the Company’s approved cancer drug Paclical. The presentation showed the results from Oasmia’s extensive clinical program, which indicates that Paclical has an efficacy equal to current standard treatment, albeit with several benefits such as higher allowed dose, shortened infusion time and no need for pre-medication. Additionally, a recent study showed that Paclical was bio-equivalent to the market leading product in the segment.

Docecal was approved for clinical trials

Oasmia’s nanoparticle and water soluble docetaxel based drug Docecal received approval for start of the first clinical trial.

Oasmia has applied for market authorization for Doxophos in Russia

Oasmia has applied for marketing authorization of Doxophos in Russia and the Commonwealth of Independent States (CIS). The Company expects a decision concerning marketing approval in the end of 2016. Doxophos is a unique nanoparticle formulation based on doxorubicin, one of the most commonly used anti-cancer substances in the world. The product is based on Oasmia’s patented technology XR17. Doxorubicin is the active substance in well-known drugs such as Adriamycin, Caelyx and Doxil which generated sales revenues amounting to $600 million in 2013, before a shortage of these drugs arose, which created a void on the market. The shortage was mainly caused by a closure of Johnson & Johnson’s Doxil manufacturing plant.

Oasmia rang the Nasdaq Capital Markets opening bell in New York on January 11, 2016

Oasmia’s Chairman of the Board, Julian Aleksov, rang the Nasdaq Opening Bell in New York on Monday, January 11, 2016 to celebrate the Company’s Nasdaq Capital Market listing.

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

7 (18)

Share price development during the period (SEK)

NASDAQ Stockholm

EVENTS AFTER CLOSING DAY

Oasmia has applied for marketing authorization for the cancer drug Apealea (Paclical) from the European Medicines Agency (EMA)

Oasmia has applied for marketing authorization for the Company’s cancer drug Apealea (also known as Paclical) from the European Medicines Agency. The indication sought for Apealea is treatment of epithelial ovarian cancer in combination with carboplatin.

Oasmia has strengthened and adapted the organization for commercial phase

Oasmia has strengthened its team with Dr. Ulf Jungnelius as Senior Medical Advisor to strengthen the Company’s clinical research and commercial development of both approved and upcoming oncology products. Dr. Jungnelius has an extensive background within clinical oncology and development, and has had leading positions in international companies such as Eli Lilly, Pfizer, Celgene etc.

To face future challenges and secure market growth, the Company’s management team consists of Executive Chairman Julian Aleksov, CEO Mikael Asp, Executive Vice President Anders Blom, Chief Operating Officer Amir Tatarevic and CFO Anders Lundin. A new CFO will be recruited to replace current CFO Anders Lundin who will resign on March 31, 2016 to pursue new challenges.

Loan commitment on extended loans

Oasmia has received a loan commitment from its bank which extends the existing loan of MSEK 20 with a maturity date of March 31, 2016 until June 30, 2016. The other loan terms and conditions are unchanged.

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

8 (18)

FINANCIAL INFORMATION1

Consolidated Income statement in brief

	2015/16	2014/15	2015/16	2014/15	2014/15
TSEK	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Net sales	6,043	482	6,315	2,034	2,070
Change in inventories of products in progress and finished goods	6,407	-	6,407	-	-
Capitalized development cost	4,980	2,670	15,160	12,598	16,797
Other operating income	67	69	68	221	221
Operating expenses	(40,742)	(28,699)	(130,021)	(94,828)	(127,313)
Operating income (loss)	(23,245)	(25,479)	(102,072)	(79,975)	(108,225)
Net income (loss) after tax	(25,342)	(27,713)	(108,556)	(87,416)	(117,497)
Earnings (loss) per share, before and after dilution, in SEK*	(0.24)	(0.30)	(1.08)	(0.98)	(1.28)
Comprehensive income (loss) for the period	(25,340)	(27,713)	(108,562)	(87,416)	(117,497)

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in the third quarter of 2014/15.

THIRD QUARTER

November 1, 2015 – January 31, 2016

Net sales

Net sales amounted to TSEK 6,043 compared to TSEK 482 for the corresponding quarter previous year. Net sales principally consisted of sales of goods TSEK 1,172 and royalties amounting to TSEK 4,847, compared to TSEK 0 for the corresponding quarter previous year, from our Russian distribution partner for Paclical. In the corresponding period previous year, net sales principally consisted of revenues from Paccal Vet-CA1 sales in the US.

Change in inventories of products in progress and finished goods

Change in inventories of products in progress and finished goods, amounting to TSEK 6,407, compared to TSEK 0 for the corresponding quarter previous year, refers to the manufacturing of ordered products which are planned to be sold during the coming months.

Capitalized development costs

Capitalized development costs, which refer to Phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 4,980 for the quarter ended January 31, 2016. Of the capitalization, Paclical comprised TSEK 3,294 and Paccal Vet comprised TSEK 1,685. In the quarter ended January 31, 2015 capitalized development cost amounted to TSEK 2,670 of which Paclical comprised TSEK 1,270 and Paccal Vet TSEK 1,399.

Operating expenses

Operating expenses, including depreciation, amortization and impairments amounted to TSEK 40,742 which is significantly higher compared to the corresponding quarter previous year of TSEK 28,699.

The increase is primarily due to increased costs for production at our contract manufacturer for goods for sale. In addition, the Company carries expenses for the Docecal clinical program and expenses concerning preparation and submission of the application for market authorization in the EU for Apealea. Also, employee benefit expenses have increased in the third quarter. The costs for method development at contract manufacturer have decreased, however consultant and insurance expenses have increased due to the US listing.

The number of employees as of January 31, 2016 was 79, compared to 79 employees as of January 31, 2015.

Net loss for the quarter

Net loss after tax for the quarter was TSEK 25,342 compared to a net loss of TSEK 27,713 for the corresponding quarter in the prior year. The improvement was attributable to increased revenues, which were to some extent offset by increased operating expenses, see above.

The Oasmia Group’s operations have not been impacted by seasonal variations or cyclical effects.

___________________________

1 Figures within parentheses in tables represent negative amounts

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

9 (18)

THE PERIOD

May 1, 2015 – January 31, 2016

Net sales

Net sales amounted to TSEK 6,315 and consisted principally of sales of goods TSEK 1,172 and a royalty TSEK 4,847 to our Russian distribution partner for Paclical. During the corresponding period previous year, net sales amounted to TSEK 2,034 and mainly consisted of revenues from sales of goods TSEK 1,880 and royalties amounting to TSEK 102 related to Paccal Vet-CA1 in the US.

Change in inventories of products in progress and finished goods

Change in inventories of products in progress and finished goods, amounting to TSEK 6,407, compared to TSEK 0 previous year, refers to the manufacturing of ordered products which are planned to be sold during the coming months.

Capitalized development costs

Capitalized development costs, which refer to Phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 15,160 for the nine months ended January 31, 2016. Of the capitalization, Paclical comprised TSEK 8,762 and Paccal Vet comprised TSEK 6,398. In the corresponding period previous year, capitalized development cost amounted to TSEK 12,598 of which Paclical comprised TSEK 6,632 and Paccal Vet TSEK 5,965.

Operating expenses

Operating expenses, including depreciation, amortization and impairments amounted to TSEK 130,021 which is significantly higher compared to the corresponding period previous year of TSEK 94,828.

The increase is primarily due to increased costs for clinical trials and is primarily due to the Company being in the starting phase of the Docecal clinical program and having conducted an explorative study with XR17. Expenses for the mammary cancer study with Paccal Vet and expenses concerning the application of marketing authorization in the EU for Apealea increased in the period compared to the corresponding period previous year. In addition, costs for production at our contract manufacturer of goods for sales and employee benefit expenses have increased. In the period, the costs for contract manufacturer method development, costs for raw materials and supplies to manufacturing and administration expenses have decreased, while consultant and insurance expenses have increased due to the US listing.

The number of employees at the end of the period was 79, compared to 79 employees at the end of the corresponding period previous year.

Net loss for the period

Net loss after tax for the period was TSEK 108,556 compared to a net loss of TSEK 87,416 for the corresponding period prior year. The decrease in net income was mainly attributable to increased operating expenses, see above. This was partly offset by increased revenues and somewhat decreased interest expenses for this period.

The Group’s operations have not been impacted by seasonal variations or cyclical effects.

Inventories

Inventories amounted to TSEK 12,703 at the end of the period, compared to TSEK 2,656 compared to last year, and TSEK 5,341 on April 30, 2015. This significant increase is due to the increased production of goods that are planned to be sold on the Russian market in the coming months and which are ordered. This production has entailed that both inventory of raw materials and semi-finished products have been built up. See also note 4.

Cash flow and Capital expenditures

Cash outflow from operating activities amounted to TSEK 86,759 compared to the outflow of TSEK 82,888 for the corresponding period previous year. Operating income was significantly lower than the corresponding period previous year, but was partly offset by positive changes in working capital.

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

10 (18)

Cash inflow from investing activities amounted to TSEK 11,134 for the period ended January 31, 2016, compared to a cash outflow of TSEK 95,904 for the corresponding period prior year. Disposals of short term investments in an interest fund provided TSEK 29,500 in liquid assets for the period ended January 31, 2016 compared to 0 for the period ended January 31, 2015. In the corresponding period previous year, the Company invested excess liquidity of TSEK 80,000 in short term investments. Of the investments in the period ended January 31, 2016, investments in intangible assets amounted to TSEK 16,393 and consisted of capitalized development costs TSEK 15,160 and of patents TSEK 1,233. During the corresponding period prior year investments in intangible assets amounted to TSEK 13,133 and consisted of capitalized development costs TSEK 12,598 and patents TSEK 535. Investments in property, plant and equipment amounted to TSEK 1,973 for the period ended January 31, 2016 and mainly consisted of production equipment. In the corresponding period prior year net investments in property, plant and equipment amounted to TSEK 2,771.

Cash inflow from financing activities amounted to TSEK 75,393 compared to TSEK 156,017 for the corresponding period prior year. In October 2015, the Initial Public Offering was closed in connection to the listing of the Company’s shares on Nasdaq Capital Markets. After the underwriters of the issue in November 2015 exercised their over-allotment option, the issue brought the Company a total of TSEK 75,330 in cash after deduction of issue expenses of TSEK 13,366. In addition, the Company obtained TSEK 27 as payment for the issuance of warrants. Issue expenses consisted mainly of payments to financial advisors, law firms and accounting firms.

Financing

In October 2015, the loan from Nexttobe AB was renegotiated and extended. The TSEK 87,000 loan and accrued interest of TSEK 7,395 as of December 30, 2015, was replaced on the due date by a new loan amounting to TSEK 94,395 with a new due date on December 30, 2016. The interest for the period January 1, 2016 to December 30, 2016 is set to 8.5% with an option for Nexttobe to renegotiate the interest.

In February 2016, the Company received a loan commitment that the bank loan which was set to mature on March 31, 2016 will be extended until June 30, 2016 with other conditions remaining unchanged.

During the period, Oasmia completed a stock listing on the Nasdaq Capital Markets in New York, and in a connected Initial Public Offering, the numbers of shares increased by 7,684,500 and 1,280,750 warrants have been issued. Each of these warrants can be converted to three ordinary shares with an exercise price of USD 1.35 per share. For these warrants, the purchase price was USD 0.0025 each and the Company was provided with TSEK 27. In addition, 140,352 warrants have been issued as partial payment for work performed by underwriters and financial advisors. These warrants can each be converted to one ordinary share to an exercise price of USD 1.69 each. The gross issue amount was TSEK 88,696 which after deductions for issue expenses provided the company with net proceeds of TSEK 75,330.

Number of outstanding warrants

As of January 31, 2016, the number of outstanding warrants was in total 1,421,102 according to below:

	Number	Maximum number of shares
Warrants which can be converted to three shares	1,280,750	3,842,250
Warrants which can be converted to one share	140,352	140,352
Total	1,421,102	3,982,602

Financial position

The consolidated cash and cash equivalents amounted to TSEK 26,599 as of January 31, 2016 compared to TSEK 25,465 as of January 31, 2015. As of January 31, 2016, the Company has TSEK 20,584 invested in short-term interest funds, whereof TSEK 19,987 is restricted as security for a bank loan. As of January 31, 2015, the Company had TSEK 80,096 invested in short term interest funds whereof TSEK 20,000 was restricted as security for the bank loan. The interest-bearing liabilities were TSEK 114,430 as of January 31, 2016, and consist of a loan from Nexttobe, a bank loan and utilized credit from Alceco. As of January 31, 2015 interest-bearing liabilities amounted to TSEK 107,000 and consisted of a loan from Nexttobe and a bank loan.

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

11 (18)

As of January 31, 2016, unutilized credit facilities with a bank amounted to TSEK 5,000, which is the same amount as of January 31, 2015 and with the principal owner Alceco International S.A, TSEK 39,965, compared to TSEK 40,000 as of January 31, 2015.

As of January 31, 2016, equity amounted to TSEK 342,506, compared to TSEK 405,791 as of January 31, 2015. The Equity/Assets ratio as of January 31, 2016 was 67%, compared to 75% as of January 31, 2015. The Net debt/Equity ratio as of January 31, 2016 was 20%, compared to 0% in January 31, 2015.

Future financing

Oasmia has two products approved, but this does not yet create a sufficient cash flow from its own business. For this reason, Oasmia continuously works with various financing alternatives. Available consolidated liquid assets and unutilized credit facilities as of January 31, 2016 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the Company, the Board of Directors assesses that the prospects are good for the financing of the Company´s operations in the coming year.

Key ratios and other information

	2015/16	2014/15	2015/16	2014/15	2014/15
	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Number of shares at the end of the period, before and after dilution, in thousands*	105,543	97,858	105,543	97,858	97,858
Weighted average number of shares, before and after dilution, in thousands*	105,521	93,473	100,463	89,654	91,655
Earnings (loss) per share, before and after dilution, in SEK*	(0.24)	(0.30)	(1.08)	(0.98)	(1.28)
Equity per share, SEK*	3.25	4.15	3.25	4.15	3.84
Equity/Assets ratio, %	67	75	67	75	73
Net debt, TSEK	67,247	1,439	67,247	1,439	30,010
Net debt/Equity ratio, %	20	0	20	0	8
Return on total assets, %	neg	neg	neg	neg	neg
Return on equity, %	neg	neg	neg	neg	neg
Number of employees at the end of the period	79	79	79	79	79

*Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in the third quarter of 2014/15.

Definitions

Earnings per share: Income for the period attributable to parent company shareholders divided by the weighted average number of shares, before and after dilution, in the period.

Equity per share: Equity as a ratio of the number of shares at the end of the period.

Equity/assets ratio: Equity as a ratio of total assets.

Net debt: Total borrowing (comprising the balance sheet items short-term and long-term borrowings and liabilities to credit institutions) with deduction of cash, cash equivalents and short-term investments.

Net debt/Equity ratio: Net debt as a ratio of equity.

Return on total assets: Income before interest expenses as a percentage of the average balance sheet total.

Return on equity: Income after financial items as a ratio of average equity.

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

12 (18)

Financial Statements (Unaudited)

Consolidated income statement

		2015/16	2014/15	2015/16	2014/15	2014/15
TSEK	Note	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Net sales		6,043	482	6,315	2,034	2,070
Change in inventories of products in progress and finished goods		6,407	-	6,407	-	-
Capitalized development cost		4,980	2,670	15,160	12,598	16,797
Other operating income		67	69	68	221	221
Raw materials, consumables and goods for resale		(670)	(2,204)	(4,613)	(7,771)	(10,062)
Other external expenses		(22,977)	(11,960)	(78,711)	(46,727)	(60,740)
Employee benefit expenses		(15,924)	(13,171)	(43,019)	(36,505)	(50,530)
Depreciation, amortization and impairment		(1,170)	(1,364)	(3,678)	(3,825)	(5,190)
Other operating expenses		-	-	-	-	(792)
Operating income (loss)		(23,245)	(25,479)	(102,072)	(79,975)	(108,225)

Financial income		748	121	769	137	210
Financial expenses		(2,845)	(2,355)	(7,253)	(7,578)	(9,482)
Financial income and expenses – net		(2,097)	(2,234)	(6,484)	(7,441)	(9,272)

Income (loss) before taxes		(25,342)	(27,713)	(108,556)	(87,416)	(117,497)

Income taxes	2	-	-	-	-	-
Income (loss) for the period		(25,342)	(27,713)	(108,556)	(87,416)	(117,497)

Income (loss) for the period attributable to:
Parent company shareholders		(25,342)	(27,713)	(108,556)	(87,416)	(117,497)

Earnings (loss) per share before and after dilution, SEK		(0.24)	(0.30)	(1.08)	(0.98)	(1.28)

Consolidated statement of comprehensive income

		2015/16	2014/15	2015/16	2014/15	2014/15
TSEK	Note	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Income (loss) for the period		(25,342)	(27,713)	(108,556)	(87,416)	(117,497)
Other comprehensive income (loss)
Items that may be reclassified subsequently to the income statement:
Translation differences		1	-	(5)	-	-
Total other comprehensive income (loss)		1	0	(5)	0	0
Comprehensive income (loss) for the period		(25,340)	(27,713)	(108,562)	(87,416)	(117,497)

Comprehensive income (loss) for the period attributable to:
Parent company shareholders		(25,340)	(27,713)	(108,562)	(87,416)	(117,497)

Comprehensive earnings (loss) per share before and after dilution, SEK		(0.24)	(0.30)	(1.08)	(0.98)	(1.28)

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

13 (18)

Consolidated statement of financial position

TSEK	Note	Jan 31, 2016	Jan 31, 2015	Apr 30,2015
ASSETS
Non-current assets
Property, plant and equipment		22,001	23,953	22,852
Capitalized development cost	3	408,333	388,974	393,173
Other intangible assets		12,231	12,057	11,852
Financial non-current assets		2	2	2
Total non-current assets		442,568	424,986	427,879

Current assets
Inventories	4	12,703	2,656	5,341
Accounts receivable		6,086	61	105
Other current receivables		2,535	4,662	2,566
Prepaid expenses and accrued income		3,317	1,852	1,687
Short-term investments	5	20,584	80,096	50,153
Cash and cash equivalents		26,599	25,465	26,837
Total current assets		71,824	114,792	86,690

TOTAL ASSETS		514,391	539,778	514,569

EQUITY
Equity attributable to parent company shareholders
Share capital		10,554	9,786	9,786
Other capital provided		925,585	850,996	850,996
Reserves		(5)	-	-
Retained earnings including income (loss) for the period		(593,628)	(454,991)	(485,071)
Total equity		342,506	405,791	375,710

LIABILITIES
Current liabilities
Liabilities to credit institutions		20,000	20,000	20,000
Short-term borrowings	6	94,430	87,000	87,000
Accounts payable		37,728	12,531	14,017
Other current liabilities		2,332	1,817	1,796
Accrued expenses and deferred income		17,395	12,639	16,045
Total current liabilities		171,885	133,987	138,858

Total liabilities		171,885	133,987	138,858

TOTAL EQUITY AND LIABILITIES		514,391	539,778	514,569

Any contingent liabilities and pledged assets are reported in note 7.

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

14 (18)

Consolidated statement of changes in equity

	Attributable to parent company shareholders
TSEK	Share capital	Other capital provided	Reserves	Retained earnings including income (loss) for the period	Total equity
Opening balance as of May 1, 2014	8,557	640,924	0	(367,574)	281,907
Comprehensive income (loss) for the period	-	-	-	(87,416)	(87,416)
New share issues	1,229	224,916	-	-	226,145
Issue expenses	-	(14,844)	-	-	(14,844)
Closing balance as of January 31, 2015	9,786	850,996	0	(454,991)	405,791

Opening balance as of May 1, 2014	8,557	640,924	0	(367,574)	281,907
Comprehensive income (loss) for the year	-	-	-	(117,497)	(117,497)
New share issues	1,229	224,916	-	-	226,145
Issue expenses	-	(14,844)	-	-	(14,844)
Closing balance as of April 30, 2015	9,786	850,996	0	(485,071)	375,710

Opening balance as of May 1, 2015	9,786	850,996	0	(485,071)	375,710
Income (loss) for the period	-	-	-	(108,556)	(108,556)
Other comprehensive income (loss)	-	-	(5)	-	(5)
Comprehensive income (loss) for the period	0	0	(5)	(108,556)	(108,562)
Warrants	-	27	-	-	27
New share issues	768	87,928	-	-	88,696
Issue expenses	-	(13,366)	-	-	(13,366)
Closing balance as of January 31, 2016	10,554	925,585	(5)	(593,628)	342,506

Consolidated cash flow statement

		2015/16	2014/15	2015/16	2014/15	2014/15
TSEK	Note	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr
Operating activities
Operating income (loss) before financial items		(23,245)	(25,479)	(102,072)	(79,975)	(108,225)
Adjustments for non-cash items		1,170	1,364	3,678	3,825	5,982
Interest received		748	24	769	41	56
Interest paid		(920)	(668)	(1,545)	(1,280)	(1,384)
Cash flow from operating activities before changes in working capital		(22,247)	(24,758)	(99,170)	(77,389)	(103,570)

Change in working capital
Change in inventories		(6,945)	112	(7,362)	(999)	(3,684)
Change in accounts receivable		(5,858)	489	(5,981)	(12)	(56)
Change in other current receivables		314	(1,231)	(1,598)	(984)	77
Change in accounts payable		(3,229)	(3,836)	23,710	(4,972)	(3,486)
Change in other current liabilities		(7,810)	2,031	3,642	1,469	3,055
Cash flow from operating activities		(45,775)	(27,194)	(86,759)	(82,888)	(107,665)

Investing activities
Investments in intangible assets		(5,567)	(2,903)	(16,393)	(13,133)	(17,406)
Disposal of intangible assets		-	-	-	-	1,200
Investments in property, plant and equipment		(87)	(758)	(1,973)	(2,771)	(3,621)
Disposal of property, plant and equipment		-	-	-	-	72
Investments in short-term investments	5	-	(80,000)	-	(80,000)	(80,000)
Disposal of short-term investments	5	-	-	29,500	-	30,000
Cash flow from investing activities		(5,654)	(83,661)	11,134	(95,904)	(69,755)

Financing activities
Decrease in liabilities to credit institutions		-	(20,000)	-	(20,000)	(20,000)
Warrants		-	-	27	-	-
New share issues		7,799	140,861	88,696	190,861	190,861
Issue expenses		(772)	(11,676)	(13,366)	(14,844)	(14,844)
New loans	6	-	-	35	-	-
Cash flow from financing activities		7,027	109,184	75,393	156,017	156,017

Cash flow for the period		(44,402)	(1,670)	(232)	(22,776)	(21,404)
Exchange rate differences in cash & cash equivalents		2	-	(6)	-	-
Cash and cash equivalents at beginning of the period		70,999	27,135	26,837	48,241	48,241
Cash and cash equivalents at end of the period		26,599	25,465	26,599	25,465	26,837

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

15 (18)

Notes to Unaudited Financial Statements

Note 1 Accounting policies

This report is established in accordance with IAS 34, Interim Financial Reporting and the Swedish Securities market Act. The consolidated accounts have been established in accordance with the International Financial Reporting Standards (IFRS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Complementary accounting regulations for Groups and the Swedish Annual Accounts Act. The group accounting policies and calculation methods are unchanged compared to the ones described in the Annual Report for the fiscal year May 1, 2014 – April 30, 2015. New or revised IFRS standards or interpretations by IFRIC that became effective since May 1, 2015, has not had any effect on Oasmia’s financial reports. Similar to what was the case at the end of the previous fiscal year, financial instruments carrying amounts are the same as fair values. The Group currently only has one operating segment and does therefore not disclose any segment information.

Note 2 Taxes

As of January 31, 2016 the group had accumulated losses carried forward, related to previous fiscal years and the period, amounting to TSEK 629,556. As of January 31, 2015 they amounted to TSEK 491,427 for the group. There are currently no firm indications of when tax losses carried forward can be utilized against future profits and therefore no deferred tax asset has been considered in the Balance Sheet.

Note 3 Capitalized development cost

Oasmia capitalizes development costs consisting of the Company’s investments in clinical phase III trials for the product candidates Paclical and Paccal Vet. The accumulated assets per product candidate are disclosed below.

TSEK	Jan 31, 2016	Jan 31, 2015	Apr 30,2015
Paclical	298,871	287,552	290,108
Paccal Vet	109,463	101,422	103,065
Total	408,333	388,974	393,173

Note 4 Inventory

TSEK	Jan 31, 2016	Jan 31, 2015	Apr 30,2015
Valued at acquisition cost

Raw material and consumables	6,296	2,656	5,341
Products in progress	6,407	-	-
Total	12,703	2,656	5,341

Goods were carried as expense respectively was written down as follows:

	2015/16	2014/15	2014/15
TSEK	May-Jan	May-Jan	May-Apr
Goods expensed	1,537	2,439	2,439
Goods written down	75	0	0

Note 5 Short-term investments

Liquid assets not utilized in the daily operation have been invested in interest funds that invest in safe interest bearing securities and other interest instruments. As most securities included in these funds have a remaining maturity exceeding 3 months, these have been valued to fair value and disclosed as Short-term investments in the Balance Sheet.

Note 6 Transactions with related parties

On January 31, 2016 Oasmia had a credit facility of TSEK 40,000, which is the same amount as of January 31, 2015, provided by the principal shareholder of the company, Alceco International S.A. The interest rate on utilized credits is 5%. As of January 31, 2016, TSEK 35 of this credit was utilized, compared to 0 as of January 31, 2015.

Oasmia carries a loan from Nexttobe AB amounting to TSEK 94,395 which matures on December 30, 2016 and carries an interest rate of 8.5% with an option for Nexttobe AB to renegotiate the interest. The interest will be paid when the loan is due, and as of January 31, 2016, the accrued interest amounted to TSEK 680. As of January 31, 2015, the loan amounted to TSEK 87,000 and the accrued interest was TSEK 628. Nexttobe AB is Oasmia’s second largest shareholder and holds about 19% of the shares and votes as of January 31, 2016.

Ardenia Investment Ltd, controlled to equal parts by Oasmia’s founders Bo Cederstrand and Julian Aleksov, is registered as the applicant and holder of the patents which forms the basis for Oasmia’s business. Through an agreement between Ardenia and Oasmia, the rights to these patents have been transferred to Oasmia. In the period, Ardenia has cross charged the administration costs for these patents, amounting to TSEK 1,841. The cost in the corresponding period previous year was TSEK 1,330.

In the period, Oasmia Pharmaceutical AB established a wholly owned subsidiary in Nevada, USA, Oasmia Pharmaceutical, Inc. Except for a capital contribution amounting to TSEK 1,148 to finance the subsidiary’s initial activities, no transactions between Oasmia Pharmaceutical AB and the subsidiary have taken place.

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

16 (18)

No significant further transactions with related parties have been made in the period apart from remuneration to Members of the Board and employees.

Note 7 Contingent liabilities and Pledged assets

The parent company has TSEK 19,987 placed in a restricted interest fund account as a pledge for a TSEK 20,000 bank loan. The parent company has made a floating charge of TSEK 8,000 to a bank as security for a TSEK 5,000 bank overdraft and limit for a TSEK 3,000 exchange derivative.

Note 8 Risk factors

The group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the activities these risks can be limited, controlled and managed and at the same time as business opportunities can be utilized to increase earnings. The risks to Oasmia’s business activities are described in the Annual report for the fiscal year May 1, 2014 – April 30, 2015.

During the period, Oasmia has started to sell goods to Russia, which is invoiced in EUR. As net sales for the period is far exceeding the sales for the previous fiscal year, both the credit risk and the risk posed by the increased currency exposure has increased in comparison to the risk assessment in the Annual Report.

The increase in inventory related to production of goods planned to be sold to Russian distributor, which is currently Oasmia's sole major customer, have increased the risk for obsolescence in inventory compared to previous fiscal year.

Note 9 Future financing

Oasmia has two products approved, but this does not yet create a sufficient cash flow from its own business. For this reason, Oasmia continuously works with various financing alternatives. Available consolidated liquid assets and unutilized credit facilities as of January 31, 2016 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the Company, the Board of Directors assesses that the prospects are good for the financing of the Company´s operations in the coming year.

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

17 (18)

The Board of Directors and the CEO of Oasmia Pharmaceutical AB ensures that this interim report gives a fair view of the group activities, position and result and describes essential risks and uncertainty factors that the companies that are part of the group face.

Uppsala, March 2, 2016

Julian Aleksov, Chairman	Bo Cederstrand, Member	Prof. Dr. Horst Domdey, Member

Hans Sundin, Member	Alexander Kotsinas, Member	Hans Liljeblad, Member

Lars Bergkvist, Member	Mikael Asp, CEO

The information in this interim report is such that Oasmia Pharmaceutical AB (publ) must publish according to the Swedish Securities Markets Act. The information was delivered for publication on March 3, 2016 at 8.15 am.

COMPANY INFORMATION

Oasmia Pharmaceutical AB (publ)

Corp. Reg. No: 556332-6676

Domicile: Stockholm

Address and telephone number to the Main Office

Vallongatan 1

752 28 UPPSALA, SWEDEN

+46 18 50 54 40

www.oasmia.com, E-mail: info@oasmia.com

Questions concerning the report are answered by:

Anders Lundin, CFO

Tel: +46 70 209 63 00 E-mail: anders.lundin@oasmia.com

UPCOMING REPORT DATES

Year-end report May 2015 – April 2016	June 3, 2016
Annual report May 2015 – April 2016	August 26, 2016
Interim report May – July 2016	September 2, 2016
Interim report May – October 2016	December 2, 2016
Interim report May 2016 – January 2017	March 3, 2017

Oasmia Pharmaceutical AB (publ) – Interim report May 2015 – January 2016

18 (18)

Key figures in USD (additional information)

Solely for the convenience of the reader, some key figures have been translated into USD as additional information for shareholders in the U.S. It is not the official report in the functional currency of Oasmia, which is SEK. Figures in Swedish krona have been translated into U.S. dollars at the closing rate as per January 29, 2016 which was 8.5709 SEK per one USD (source: Federal Reserve Bank of New York). This rate has been used for conversion of currency for all figures including those from previous periods.

	2015/16	2014/15	2015/16	2014/15	2014/15
$ thousand if nothing else is stated	Nov-Jan	Nov-Jan	May-Jan	May-Jan	May-Apr

Key ratios and other information
Number of shares at the end of the period, before and after dilution, in thousands*	105,543	97,858	105,543	97,858	97,858
Weighted average number of shares, before and after dilution, in thousands*	105,521	93,473	100,463	89,654	91,655
Earnings (loss) per share, before and after dilution, in $*	(0.03)	(0.03)	(0.13)	(0.11)	(0.15)
Equity per share, $*	0.38	0.48	0.38	0.48	0.45
Equity/Assets ratio, %	67	75	67	75	73
Net debt, $ thousand	7,846	168	7,846	168	3,501
Net debt/Equity ratio, %	20	0	20	0	8
Number of employees at the end of the period	79	79	79	79	79

Consolidated income statement in brief
Net sales	705	56	737	237	241
Capitalized development cost	581	311	1,769	1,470	1,960
Operating income (loss)	(2,712)	(2,973)	(11,909)	(9,331)	(12,627)
Financial income and expenses - net	(245)	(261)	(757)	(868)	(1,082)
Income (loss) before taxes	(2,957)	(3,233)	(12,666)	(10,199)	(13,709)
Income (loss) for the period	(2,957)	(3,233)	(12,666)	(10,199)	(13,709)
Comprehensive income (loss) for the period	(2,957)	(3,233)	(12,666)	(10,199)	(13,709)

Consolidated statement of financial position in brief
Total non-current assets	51,636	49,585	51,636	49,585	49,922
Total current assets	8,380	13,393	8,380	13,393	10,114
Total assets	60,016	62,978	60,016	62,978	60,037
Total equity	39,962	47,345	39,962	47,345	43,836
Total non-current liabilities	0	0	0	0	0
Total current liabilities	20,054	15,633	20,054	15,633	16,201
Total liabilities	20,054	15,633	20,054	15,633	16,201
Total equity and liabilities	60,016	62,978	60,016	62,978	60,037

Consolidated cash flow statement in brief
Operating income (loss) before financial items	(2,712)	(2,973)	(11,909)	(9,331)	(12,627)
Cash flow from operating activities before changes in working capital	(2,596)	(2,889)	(11,571)	(9,029)	(12,084)
Cash flow from operating activities	(5,341)	(3,173)	(10,122)	(9,671)	(12,562)
Cash flow from investing activities	(660)	(9,761)	1,299	(11,190)	(8,139)
Cash flow from financing activities	820	12,739	8,796	18,203	18,203
Cash flow for the period	(5,181)	(195)	(27)	(2,657)	(2,497)
Cash and cash equivalents at end of the period	3,103	2,971	3,103	2,971	3,131

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in the third quarter of 2014/15